Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPOINTMENT OF PRESIDENT

References are made to the announcement issued by PetroChina Company Limited (the “Company”) dated 18 March 2013 in relation to the resignation of the chairman and the director of the Company and the announcement issued by the Company dated 25 April 2013 in relation to the appointment of the chairman of the Company, announcing that Mr Zhou Jiping was appointed as the chairman of the Company.

A provisional meeting of the board of directors of the Company (the “Board”) was held on 28 July 2013 (the “Board Meeting”) by way of written resolutions. The attending directors of the Company (“Directors”) resolved and approved in writing the “Proposal in relation to the appointment of Mr Wang Dongjin as the president of the Company”.

Pursuant to the resolutions passed at the Board Meeting, the Board is pleased to announce that Mr Wang Dongjin was appointed as the president of the Company. The above appointment took effect from 28 July 2013. Mr Zhou Jiping ceased to hold the position of the president of the Company from the same day, and only remained the position of the chairman of the Board.

The Board would like to express its sincere gratitude to Mr Zhou Jiping for his important contributions to the development of the Company during his term of office as the president of the Company.

The biographical details of Mr Wang Dongjin are as follows:

Wang Dongjin, aged 51, was appointed as a Director of the Company before he was appointed as the president of the Company on 28 July 2013. He is also the Deputy General Manager of China National Petroleum Corporation (“CNPC”). Mr Wang is a professor-level senior engineer and holds a doctorate degree. Mr Wang has over 30 years of working experience in China’s oil and gas industry, within which 16 years were related to international business. From July 1995, Mr Wang was the deputy director of Jiangsu Oil Exploration Bureau. From December 1997, he worked as the deputy general manager of China National Oil & Gas Exploration and Development Corporation. From December 2000, Mr Wang worked concurrently as the general manager in each of CNPC International (Kazakhstan) Ltd. and Aktobe Oil and Gas Co., Ltd. From October 2002, he assumed the position as the general manager of China National Oil & Gas Exploration and Development Corporation. From January 2004, Mr Wang assumed the positions as the Assistant to the General Manager of CNPC and the deputy chairman and general manager of China National Oil & Gas Exploration and Development Corporation. From September 2008, Mr Wang was appointed as the Deputy General Manager of CNPC. From May 2011, Mr Wang was appointed as a Director of the Company.

By order of the Board

PetroChina Company Limited

Li Hualin

Secretary to the Board

Beijing, the PRC

28 July 2013

As at the date of this announcement, the board of directors of the Company comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan, Mr Wang Dongjin and Mr Ran Xinquan as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.